Exhibit 99.1

Robo.ai Announces Joint Venture with Ewatt Aerospace to Establish Dubai eVTOL Company “RoVTOL”

Dubai, September 10, 2025 -- Robo.ai Inc. (NASDAQ: AIIO), a Nasdaq-listed company, and Ewatt (Nanjing) Aerospace Technology Co., Ltd. (“Ewatt Aerospace”) today officially announced the establishment of “RoVTOL”, a joint venture in the UAE, focused on the global deployment of electric vertical take-off and landing (eVTOL) aircraft. The companies simultaneously announced key management appointments: Benjamin Zhai, CEO of Robo.ai, will serve as Chairman of RoVTOL, and Steven Wang, Chief Product Officer of Ewatt Aerospace, will assume the role of President of RoVTOL. This collaboration marks another substantial step forward for Robo.ai in the fields of “Smart Mobility, Smart Devices, and Smart Contracts”.

Deep Synergy of Resources and Technology to Build a Global Competitive Edge in eVTOL

This joint venture represents a precise integration of both parties’ core strengths:

Robo.ai will contribute local capabilities, support for regulatory approval and market access in the Middle East, and global market development, laying the foundation for RoVTOL’s global operations.

Ewatt Aerospace grants Robo.ai priority licensing rights for its eVTOL technology and products overseas, while providing concurrent technical support and personnel training to ensure the technological leadership of the joint venture’s core products.

Following its establishment, RoVTOL will focus on three core business areas to fully unlock market potential:

RoVTOL will engage in global sales of eVTOL aircraft, initially focusing on advanced models such as the ET1, ET2, ET3, and ET9, catering to diverse scenario requirements. Plans are also underway to establish an advanced eVTOL assembly facility in the UAE to achieve localized production and rapid delivery. The joint venture will build a global sales network under the exclusive “RoVTOL” brand and conduct localized market adaptation development based on existing products to optimize performance for regions like the Middle East and Europe. This “Technology + Resources + Localization” model will enable RoVTOL to quickly establish competitive barriers in the global eVTOL market.

The future product lineup of the joint venture will include:

ET1 (including single-seat light and high-mobility variants): Features intelligent fully autonomous control (auto takeoff/landing, route navigation, return-to-home) with the ability to switch freely to manual mode. Suitable for rapid deployment in multiple scenarios such as security, event tracking, and efficient emergency response.

ET2 two-seat light model: Combines intelligent control with high payload capacity, supports automatic/manual dual-mode switching and precise ultra-low altitude operations. Efficiently executes tasks such as low-altitude tourism, agricultural/forestry/pastoral patrols, and emergency rescue.

ET3-e Pure Electric Version: Utilizes all-electric power for ultra-long endurance. Boasts an IP54 protection rating and all-weather capability. Applicable for surveying, monitoring, and public safety sectors, supporting vertical takeoff/landing and automated flight patrols.

ET3-h Hydrogen-Lithium Hybrid Version: Integrates clean and efficient energy sources, offers strong adaptability for high-frequency takeoffs/landings, and features ultra-long endurance. A full composite material design ensures low maintenance costs. Adaptable for multi-scenario applications like power line inspection and border monitoring.

ET9 Electric Passenger Aircraft: As the flagship model, it leverages an all-electric powertrain and technologically advanced safety design to provide point-to-point mobility solutions. Designed for high-frequency use and high airspeed, it supports a payload of five people (four seats). Suitable for urban air mobility (UAM), emergency rescue, and specialty tourism. Combined with an intelligent, user-friendly passenger cabin interface, it delivers a comfortable and convenient 3D mobility experience.

Derivative models based on the ET9 platform (e.g., ET9C cargo version) feature unmanned operation, large payload capacity, and long endurance, suitable for material delivery and 3D logistics networks.

Benjamin Zhai, CEO of Robo.ai and Chairman of RoVTOL, stated: “The establishment of RoVTOL is a significant milestone in Robo.ai’s transformation and upgrading. Leveraging the technical strength of the ET series and the global sales network, we are confident in establishing RoVTOL as a key player in the global eVTOL market. Simultaneously, we will promote the synergistic implementation of ’Smart Mobility, Smart Devices, and Smart Contracts,’ contributing to Dubai’s vision of becoming a ‘World Smart City’.”

Ren Wenguang, Chairman of Ewatt Aerospace, noted: “Ewatt’s accumulated expertise in the eVTOL field is highly complementary to Robo.ai’s global resources. Together, we will accelerate the transformation of technological achievements into market competitiveness. We look forward to partnering with Robo.ai to bring eVTOL technology to the world through RoVTOL and jointly build a new ecosystem for smart low-altitude mobility.”

About Ewatt (Nanjing) Aerospace Technology Co., Ltd.

Ewatt Aerospace focuses on the R&D and manufacturing of manned eVTOL (electric vertical take-off and landing) aircraft, dedicated to future air mobility solutions. As a leading eVTOL R&D and manufacturing enterprise in China, it holds multiple independent intellectual property rights in core eVTOL technology areas and possesses mature product development and industrialization capabilities.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO) is a technology company dedicated to building a globally leading AI robotics network platform. Our mission is to pioneer an intelligent future by integrating smart devices, constructing a unified AI operating system, and a blockchain-enabled ecosystem. We aim to transform the company into a decentralized AI platform that connects all AI endpoints, empowers users worldwide, and ushers in a new era of the AIoT (Artificial Intelligence of Things).

*This press release contains “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from expectations. For details, please refer to the documents filed by the Company with the U.S. Securities and Exchange Commission.*

Media Contact:

Robo.ai Inc. Corporate Communications

Email: pr@roboai.io

Website: www.roboai.io